February 28, 2012

Via EDGAR

Ms. Karen Rossotto

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington D.C. 20549

Re:	Principal Funds, Inc.

Post-Effective Amendment No. 107 to the Registration Statement on Form N-1A

File Nos. 033-59474, 811-07572

Dear Ms. Rossotto,

This letter responds, on behalf of Principal Funds, Inc. (the “Registrant”), to the comments of the Staff of the Securities and Exchange Commission (“Commission”), which you communicated to me by telephone on February 16, 2012, with respect to post-effective amendment number 107 to the Registrant’s registration statement on Form N-1A (“the Amendment”). The Amendment was filed with the Commission on December 30, 2011, pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”). Changes in response to Staff comments as described below will be made by the Registrant in a post-effective amendment that will be filed with the Commission pursuant to Rule 485(b) under the 1933 Act (amendment number 109).

Prospectus Comments

Comment 1. For the Strategic Asset Management (“SAM”) Portfolios, the following sentence appears at the end of the “Fees and Expenses of the Fund” language: “The Fund operates as a fund of funds and thus bears both its own expenses and, indirectly, its proportionate share of the expenses of the underlying funds in which it invests.” The Staff would like the Registrant to move this sentence to keep the “Fees and Expenses of the Fund” language uniform. See Form N-1A Item 3.

Response: The Registrant will move the language to the Principal Risks section.

Comment 2. For each of the SAM Portfolios, the Principal Investment Strategies section begins with some language that compares the particular SAM Portfolio to the other SAM Portfolios. The Staff would like to see that language moved out of the Principal Investment Strategies section because the Staff believes it is not principal investment strategy language.

Response: The Registrant will revise the document by moving the comparative language from the Principal Investment Strategies section to the Fund of Funds discussion in the “Additional Information about Investment Strategies and Risks” section.

Comment 3. The SAM Balanced Portfolio’s objective states: The Portfolio seeks to provide as high a level of total return (consisting of reinvested income and capital appreciation) as is consistent with reasonable risk. The Principal Investment Strategies for the SAM Balanced Portfolio states: “In general, relative to the other Portfolios, the Balanced Portfolio should offer investors the potential for a medium level of income and a medium level of capital growth, while exposing them to a medium level of principal risk.” The Staff would like the Registrant to reconcile these two statements.

Response: The Registrant respectfully submits that the objective and the strategy language are not inconsistent. While the strategy language describes medium income, growth, and risk, the objective states that the fund seeks to provide “as high a level of total return … as is consistent with reasonable risk.” (‘Emphasis added). The objective does not state that the fund seeks to provide a high level of total return.

Comment 4. In the Principal Investment Strategies language for the SAM Portfolios, the Registrant includes a bulleted list of asset allocation ranges. Please include more information about the types of asset classes listed.

Response: The Registrant will make the requested revision.

Comment 5. For each of the SAM Portfolios, the Principal Risks section includes language that describes the principal risks for the particular SAM Portfolio in relationship to the risk exposure of the other SAM Portfolios. The Staff believes comparative principal risk disclosure is not appropriate in the summary section.

Response: The Registrant will remove the comparative language.

Comment 6. The Staff noted that 12b-1 fees are still reflected in the Annual Fund Operating Expenses tables for Class B shares even though Class B shares are no longer available for purchase, except through exchanges and dividend reinvestments. Please add disclosure explaining why Class B shares still pay 12b-1 fees.

Response: The Registrant will add a statement to the “Rule 12b-1 Fees / Distribution Plans and Agreements” discussion in the SAI to address this.

Comment 7. The SAM Flexible Income Portfolio’s objective states: “The Portfolio seeks to provide a high level of total return (consisting of reinvestment of income with some capital appreciation).” Please confirm that the Fund does not consider capital appreciation the primary objective.

Response: Confirmed. As previously discussed, the objective, as drafted, qualifies the capital appreciation goal with the word “some” (“some capital appreciation”).

Comment 8. If funds of funds invest in underlying funds that invest in derivatives, note in the funds of funds’ Principal Investment Strategies language that underlying funds invest in derivatives.

Response: The Registrant will add disclosure where appropriate.

Comment 9. The following sentence appears in the Principal Investment Strategies language for the Principal LifeTime Funds: “There is no guarantee that this Fund will provide adequate income at or through retirement.” The Staff would like this disclosure moved to the Principal Risk section.

Response: The Registrant will make the requested revision.

Comment 10. Throughout the filing, add “plus borrowings for investment purposes” after “net assets” in the statement, “Under normal circumstances, the Fund invests at least 80% of its net assets in … at the time of purchase.”

Response: The Registrant respectfully declines to make this revision because doing so would restate a legal requirement to which funds are generally subject without enhancing the quality of the information disclosed. The prospectuses in the Amendment contain multiple funds and 80% language appears more than once in each prospectus. See Investment Company Act Rule 35d-1(d)(2) (defining assets as “net assets, plus the amount of any borrowings for investment purposes”), Form N-1A General Instruction C.1.(c) (stating, “The prospectus should avoid … simply restating legal or regulatory requirements to which Funds generally are subject ….”), and Note 4 to Securities Act of 1933 Rule 421(b)(4) (stating, “you should avoid …Disclosure repeated in different sections of the document that increases the size of the document but does not enhance the quality of the information.”). As previously discussed, another member of the Staff has previously commented that “plus borrowings for investment purposes” should not be included, which comment conforms to the instructions in the forms noted above..

Comment 11. For the Equity Income Fund, please revise the following sentences’ references to “as defined by the … Index”: “The Fund usually invests in equity securities of companies with large market capitalizations (which as of the most recent calendar year end ranged between $1.6 billion and $364.1 billion, as defined by the S&P 500 Index), but may also invest in equity securities of companies with medium market capitalizations (which as of the most recent calendar year end ranged between $0.2 billion and $21.8 billion, as defined by the Russell Midcap Index).”

Response: The Registrant will revise the disclosure to state substantially as follows: “The Fund usually invests in equity securities of companies with large market capitalizations (those included in the S&P 500 Index, which as of December 31, 2011 ranged between $1.5 billion and $401.25 billion), but may also invest in equity securities of companies with medium market capitalizations (those included in the Russell Midcap® Index, which as of December 31, 2011 ranged between $29.19 million and $20.47 billion).”

Comment 12. The Average Annual Total Returns table for the Equity Income Fund includes 10 year return information for Class P shares; however, the disclosure states that Class P shares were first sold on September 27, 2010. Please explain.

Response: The Registrant will revise the disclosure to state substantially as follows: “The Fund commenced operations after succeeding to the operations of another fund on January 12, 2007. Performance for periods prior to that date is based on the performance of the predecessor fund’s Class A shares adjusted to reflect the fees and expenses of these classes. The adjustments result in performance (for periods prior to the date this class began operations) that is no higher than the historical performance of Class A shares. The predecessor fund commenced operations on May 31, 1939. The Class P shares were first sold on September 27, 2010.”

Comment 13. In a footnote to the Annual Fund Operating Expenses table, the following statement appears: “This agreement can be terminated by mutual agreement of the parties (Principal Funds, Inc. and Principal Management Corporation).” Please clarify if there is any intent to terminate the agreement.

Response: The Registrant will revise the disclosure to state substantially as follows: “It is expected that the expense limit will continue through the period disclosed; however, Principal Funds, Inc. and Principal, the parties to the agreement, may agree to terminate the expense limit prior to the end of the period.”

Comment 14. Throughout the prospectuses when an index is used to describe the market capitalization of the companies in which a particular fund invests, language such as the following appears: “Under normal circumstances, the Fund invests at least 80% of its net assets in equity securities of companies with ___ market capitalizations (those with market capitalizations within the range of companies in the ___ Index (as of December 31, 2011, this range was between approximately $__ and $__)) at the time of purchase.” The Staff would like the reference to “at the time of purchase” be changed to “at the time of index reconstitution” given the wide range of market capitalizations represented by the index as well as changes to the index when it rebalances.

Response: The Registrant respectfully submits that, consistent with Staff interpretations, the use of an Index as definitional references for the respective market capitalization is entirely reasonable and appropriate. By using the market capitalization range of an appropriate broad-based securities market index, the Registrant is following the guidance provided by the Staff of the Division of Investment Management in the December 4, 2001 “frequently asked questions” about Rule 35d-1 (Investment Company Names).  In response to question 6, the Staff stated, in pertinent part: “As a general matter, an investment company may use any reasonable definition of these terms and should define these terms in its discussion of its investment objectives and strategies in its prospectus.  In developing a definition of the terms ‘small-, mid-, or large-capitalization,’ registrants should consider all pertinent references, including, for example, industry indices, classifications used by mutual fund rating organizations, and definitions used in financial publications.  Definitions and disclosure inconsistent with common usage, including definitions relying solely on average capitalization, are considered inappropriate by the staff.” (Footnote omitted). Moreover, the 80% test is to be applied at the time of purchase. See Rule 35d-1 Adopting Release II.A.4 (“The 80% investment requirement generally applies, as proposed, at the time when an investment company invests its assets,”) and footnote 32.

Comment 15. In the Principal Investment Strategies for the Real Estate Securities Fund, the Staff would like an explanation of why the companies listed are economically tied to real estate.

Response: The Principal Investment Strategies mentions various types of real estate companies, and their connection to the real estate industry is further discussed in the “Additional Information about Investment Strategies and Risks” section on “Real Estate Securities.” The Registrant believes the Item 4 disclosure appropriately summarizes the related Item 9 disclosure.

Comment 16. Make definite the statement that appears in some places that a fund “may” concentrate its investments in a particular industry.

Response: The requested revision will be made.

Comment 17. For the Diversified International Fund, given the following sentence from the Principal Investment Strategies section, the Staff would like to know if the Fund could invest most of its assets in the United States: “The Fund has no limitation on the percentage of assets that are invested in any one country or denominated in any one currency, but the Fund typically invests in at least 30 countries.”

Response: The Fund does not intend to invest most of its assets in the United States. The beginning language in the Principal Investment Strategies states: “The Fund invests primarily in equity securities of companies domiciled in any of the nations of the world, including those in countries with emerging markets, which are:

•         companies with their principal place of business or principal office outside the U.S. or

•         companies for which the principal securities trading market is outside the U.S.”

Comment 18. For the Global Real Estate Securities Fund, given that “Global” is in the Fund’s name, please confirm that the Fund will invest globally.

Response: The Registrant confirms that the Global Real Estate Securities Fund will invest globally.

Comment 19. For the Global Real Estate Securities Fund, the Staff would like an explanation of why the companies listed are economically tied to real estate.

Response: The Principal Investment Strategies mentions various types of real estate companies, and their connection to the real estate industry is further discussed in the “Additional Information about Investment Strategies and Risks” section on “Real Estate Securities.” The Registrant believes the Item 4 disclosure appropriately summarizes the related Item 9 disclosure.

Comment 20. For the International Emerging Markets Fund, please include language describing the 80% investment policy required by Rule 35d-1 under the Investment Company Act. The Staff acknowledges that “international” does not trigger Rule 35d-1, but “emerging markets” does.

Response: The Registrant will revise the documents.

Comment 21. For the Bond & Mortgage Securities Fund, the Staff would like the 80% test to include “bond” and “mortgage.”

Response: The Registrant respectfully declines to revise the documents. The first sentence of the Principal Investment Strategies states: “Under normal circumstances, the Fund invests at least 80% of its net assets in intermediate maturity fixed-income or debt securities rated BBB- or higher by Standard & Poor's Rating Service ("S&P") or Baa3 or higher by Moody's Investors Service, Inc. ("Moody's") at the time of purchase, including securities issued or guaranteed by the U.S. government or its agencies or instrumentalities; asset-backed securities or mortgage-backed securities representing an interest in a pool of mortgage loans or other assets; debt securities and taxable municipal bonds; and debt securities issued or guaranteed by foreign governments payable in U.S. dollars.” The test references both mortgages as well as fixed-income securities.

Comment 22. Please confirm the Global Diversified Income Fund is diversified.

Response: Confirmed. This disclosure is included in the first paragraph under the heading “Description of the Funds’ Investments and Risks” in the SAI.

Comment 23. The Tax-Exempt Bond Fund includes as a Principal Risk, “Geographic Concentration Risk.” The Staff would like the Registrant to specify California as the geographic region in this risk.

Response: The Registrant will revise the Principal Risk to mention specific geographic regions.

Comment 24. In the Principal Investment Strategies for the Overseas Fund, the first sentence states “Under normal circumstances, the Fund invests at least 80% of its net assets in equity securities of foreign companies.” Given the Fund’s name, will the fund invest a principal amount of its net assets in Mexico and Canada?

Response: No.

Comment 25. In the Principal Investment Strategies for several funds, the following language appears: “Principal Management Corporation invests between 10% and 40% of the Fund's assets in equity securities in an attempt to match or exceed the performance of the Fund's benchmark index by purchasing securities in the index while slightly overweighting and underweighting certain individual equity securities relative to their weight in the Fund's benchmark index.” The Staff would like the benchmark index specifically stated in this paragraph.

Response: The Registrant respectfully declines to make this revision. The Average Annual Total Returns table, which is in close proximity to the language noted in the comment above, identifies the benchmark index for the fund.

Statement of Additional Information Comments

Comment 26. There is a fundamental investment restriction against borrowing, except as permitted under the 1940 Act. Please explain what is permitted under the 1940 Act.

Response: In the Investment Strategies and Risks section, the Registrant includes a discussion on Borrowing. At the beginning of the paragraph in which limits on borrowing are discussed, the Registrant will change the first sentence from, “There are limits to a Fund’s ability to borrow money.” to “The 1940 Act limits a Fund’s ability to borrow money.”

Comment 27. There is discussion about industry concentration which states in part that certain Funds “may not concentrate” their investments in any particular industry. Please make that statement definite.

Response: The requested revision will be made.

Comment 28. In the Portfolio Holdings Disclosure section, please include language responsive to Form N-1A Item 16(f)(vi).

Response: The Registrant respectfully submits that it believes it has discussed the policy and procedures it has in place for the potential conflict resulting from the disclosure of non-public portfolio holdings relating to the underlying funds of the SAM Portfolios.

Comment 29. Please include language responsive to Form N-1A Item 17(f) as it relates to conflicts of interest and proxy voting policies.

Response: The Registrant believes the current disclosure is responsive to this item. Specifically, the “Proxy Voting Policies and Procedures” section includes a discussion about potential conflicts of the Principal LifeTime Funds and SAM Portfolios. Appendix B to the SAI includes the Proxy Voting Policy for Principal Management Corporation, which includes sections addressing conflict procedures for the SAM Portfolios and Principal LifeTime Funds and conflict procedures for all other clients. Appendix B to the SAI also includes the Proxy Voting Policy for each Sub-Advisor. See Form N-1A Item 17(f) Instruction 1.

We understand that the Registrant is responsible for the accuracy and adequacy of the disclosure in the filing and that staff comments or our changes to the disclosure in response to the staff comments do not foreclose the Commission from taking any action with respect to the filing. In addition, the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 515-235-9154 or Adam Shaikh at 515-235-9328 if you have any questions.

Sincerely,

/s/ Jennifer A. Mills

Jennifer A. Mills

Assistant Counsel, Registrant

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